UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31620M 10 6

(CUSIP Number)

Clive D. Bode Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 31620M 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,790,997*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,790,997*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,790,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 193,053,151 shares of Issuer Common Stock outstanding as of June 30, 2007, as reported in the Issuer’s Form 10-Q filed on August 9, 2007.

2

CUSIP No. 31620M 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,097,946*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,097,946*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,946*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 193,053,151 shares of Issuer Common Stock outstanding as of June 30, 2007, as reported in the Issuer’s Form 10-Q filed on August 9, 2007.

3

CUSIP No. 31620M 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,790,997*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,790,997*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,790,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 193,053,151 shares of Issuer Common Stock outstanding as of June 30, 2007, as reported in the Issuer’s Form 10-Q filed on August 9, 2007.

4

CUSIP No. 31620M 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,790,997*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,790,997*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,790,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 193,053,151 shares of Issuer Common Stock outstanding as of June 30, 2007, as reported in the Issuer’s Form 10-Q filed on August 9, 2007.

5

This Amendment No. 2 supplements Item 4 and Item 7 and amends and restates Item 5 and Schedule 1 of the Schedule 13D filed on February 7, 2006, as amended by Amendment No. 1 filed on November 17, 2006 by TPG Advisors III, Inc. (“Advisors III”) and TPG Advisors IV, Inc. (“Advisors IV”, and together with Advisors III, David Bonderman and James G. Coulter, the “Reporting Persons”) with respect to FIS Common Stock. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D (as amended).

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by inserting the following paragraph immediately before the last paragraph of Item 4:

“On September 5, 2007, the TPG Entities sold an aggregate of 3,000,000 shares of FIS Common Stock to Bear, Stearns & Co. Inc. pursuant to Rule 144 under the Securities Act of 1933, as amended. The price for the shares was $46.80 per share. The transaction is expected to settle on September 10, 2007.”

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a), (b) On September 5, 2007, the TPG III Funds sold 236,508 shares of FIS Common Stock and TPG FNIS sold 2,763,492 shares of FIS Common Stock (3,000,000 shares in total) to the Bear, Stearns & Co. Inc.

Following such sale, the TPG III Funds collectively own 693,051 shares of FIS Common Stock directly, and TPG FNIS owns 8,097,946 shares of FIS Common Stock directly. Because of Advisors III's position as (i) the general partner of TPG GenPar III, L.P., which is the general partner of each of the TPG III Funds (other than TPG Dutch Parallel III, C.V.) and the sole managing member of TPG GenPar Dutch LLC, which is the general partner of TPG Dutch Parallel III, C.V. and (ii) one of the managing members of TPG FNIS, Advisors III may be deemed to beneficially own in the aggregate 8,790,997 shares of FIS Common Stock. Because of Advisor IV's position as the general partner of TPG GenPar IV, L.P., which is one of the managing members of TPG FNIS, Advisors IV may be deemed to beneficially own 8,097,946 shares of FIS Common Stock.

6

David Bonderman and James G. Coulter are directors, officers and shareholders of Advisors III and Advisors IV and may be deemed to be the beneficial owners of the securities owned directly or indirectly by Advisors III and Advisors IV and may therefore be deemed to beneficially own 8,790,997 shares of FIS Common Stock.

By virtue of the relationships among the TPG Entities described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the 8,790,997 shares of FIS Common Stock reported herein, which represents approximately 4.6% of the 193,053,151 shares of FIS Common Stock outstanding as of June 30, 2007.

(c) Except as described herein, no transactions in shares of FIS Common Stock were effected during the past 60 days by the Reporting Persons, the TPG III Funds, TPG FNIS or, to the best of their knowledge, by any of the individuals identified in Item 2.

(d) Not applicable.

(e) On September 5, 2007, the Reporting Persons ceased to the beneficial owners of more than five percent of the class of securities reported herein.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by inserting the following paragraph at the end thereof:

“5. Agreement of Joint Filing, dated as of September 6, 2007, among TPG Advisors II, Inc., Advisors III, Advisors IV, TPG Advisors V, Inc., David Bonderman and James G. Coulter (filed herewith).”

Schedule I.	Executive Officers and Directors of Advisors III and Advisors IV.
This Amendment No. 2 amends and restates Schedule I of the Schedule 13D in its entirety as set forth below:

Name	Position	Address

David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Vice President	345 California Street Suite 3300 San Francisco, CA 94104
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Thomas E. Reinhart	Vice President	345 California Street Suite 3300 San Francisco, CA 94104
Jonathan J. Coslet	Vice President	345 California Street Suite 3300 San Francisco, CA 94104

7

David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
S. Michelle Reese	Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2007

TPG Advisors III, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors IV, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

By: /s/ David Bonderman
Name: David Bonderman

By: /s/ James G. Coulter
Name:

9